Boustead Securities, LLC

6 Venture, Suite 395

Irvine, CA 92618 USA

October 27, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	G Medical Innovations Holdings Ltd.
Registration Statement on Form F-1
Filed October 22, 2020, as amended
File No. 333-249182

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other several underwriters, hereby joins in the request of G Medical Innovations Holdings Ltd. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 p.m. Eastern time on Thursday, October 29, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 900 copies of the Preliminary Prospectus, dated October 22, 2020 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

BOUSTEAD SECURITIES, LLC

By:	/s/ Keith Moore
Name: Keith Moore
Title: Chief Executive Officer

As Representative of the several underwriters

[Signature Page to Underwriter’s Acceleration Request Letter]